ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 25, 2014	R. Brent Bates
T +1 212 596 9143
F +1 646 728 1542
brent.bates@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund II (File Nos. 811-22792 and 333-186044) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), filed on June 13, 2014, which Larry Greene, Senior Counsel at the Securities and Exchange Commission, provided to R. Brent Bates of Ropes & Gray LLP, counsel to the Fund, by telephone on July 23, 2014. The comments, together with the Fund’s responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

Facing Page

1.	Please remove the following language from the facing page: “The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

Response: The requested change has been made.

Prospectus Cover

2.	Revise the bullet point disclosure that appears on the inside front cover by adding, as appropriate, the following items. All bullet points should also be placed in the subscription agreement immediately above the signature line:

•	The shares will not be traded on any securities exchange or other market and are subject to restrictions on transfer.

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•	The Fund is classified as a “non-diversified” investment company, which means that the percentage of its assets that may be invested in the securities of a single issuer is not limited by the 1940 Act. As a result, the Fund’s investment portfolio may be subject to greater risk and volatility than if investments were made in the securities of a broad range of issuers.

•	The Fund’s intention to qualify as a RIC may in some cases prevent it from taking advantage of attractive investment opportunities or may force it to liquidate investments at disadvantageous times or prices.

•	Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Fund performs.

•	If you may need access to the money you invest, the Fund’s shares are not a suitable investment because you may not have access to the money you invest for an indefinite time.

•	Distributions may be funded from the capital you invest, or from borrowings, if the Fund does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

Response: The Fund believes that issues related to non-listing of Fund shares and illiquidity risks are addressed in the bullet point disclosure that appears on the inside front cover of the Prospectus, but has made revisions consistent with this comment. The Fund will add to the bullet point disclosure the item relating to non-diversification. The Fund believes the risks noted in relation to qualification as a RIC are currently addressed in the Fund’s disclosure and are best noted later in the disclosure so that the precise nature of the risks may be adequately explained. As the Fund considers returns of capital to be unlikely, it has added the substance of the last item suggested to “Taxation of Investors—Distributions by the Fund” in the Statement of Additional Information rather than to the bullet point disclosure. The Fund will modify the current subscription documents as necessary to reflect the bullets above.

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Prospectus

Page preceding the table of contents

3.	Revise the prominent statement appearing at the bottom of the page, the substance of which is required by Rule 481(b)(1) under the 1933 Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.

Response: The Fund believes that the prominent statement complies with Rule 481(b)(1).

Repurchases – Page 12

4.	The disclosure states that it is expected that each repurchase offer of the Fund “will extend only to a specified portion of the Fund’s net assets (generally, 5-25% of the Fund’s net assets) . . . .” Please state whether the Fund (or Blackstone Alternative Alpha Fund) is an interval fund.

Response: Neither the Fund nor Blackstone Alternative Alpha Fund is an interval fund. Neither fund operates in accordance with Rule 23c-3 under the 1940 Act.

Exculpation, Indemnification, etc. – Page 14

5.	Revise the disclosure under this caption so as to add disclosure which confirms that, in the event of any matter involving indemnification of any officer or trustee, including the settlement of any action or proceeding and the advancing of attorneys’ fees or other expenses, the Fund will follow the Commission’s policy regarding requests to hold harmless or indemnify any officer or trustee. See Investment Company Act Release No. 11330 (September 2, 1980).

Response: Under “Exculpation, Indemnification, etc.,” the Fund summarizes lengthier disclosure included later in the Prospectus under “Description of Shares.” Disclosure has been added to the latter section to further clarify that the Fund follows the relevant Commission policy on such issues. The Fund has also added a cross-reference to “Exculpation, Indemnification, etc.” to direct readers to the more detailed discussion of the Fund’s and Master Fund’s indemnification practices in the Prospectus under “Description of Shares.”

The Fund notes that, under “Exculpation, Indemnification, etc.,” the following is included: “Upon certain conditions, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding.” The Fund will add, under “Description of Shares,” the following: “Consistent with SEC policy, the Fund shall advance expenses incurred by any Fund Covered Person in advance of the final disposition of any such action, suit or proceeding, provided that such advance is subject to certain conditions, including that the indemnitee agrees to repay the advance unless it is ultimately determined that he or she is entitled to indemnification.”

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In “Description of Shares,” in connection with the discussion of the “reasonable and fair” means employed to determine whether Disabling Conduct has occurred, the Fund will state that such reasonable and fair means are used “in accordance with SEC policy.” The Fund notes that, consistent with the Commission’s policy as stated in the Release noted above, a Fund Covered Person who avoids judgment by settlement is not entitled to indemnification absent a determination by “reasonable and fair” means that such person is entitled to indemnification.

Summary of Fees and Expenses – Page 17

6.	Disclosure in footnote 5 indicates that the Fund pays a Distribution and Service Fee pursuant to an exemption granted by FINRA. In this connection, disclose whether the Fund complies with the requirements of Rule 12b-1 under the 1940 Act as if it were an open-end fund.

Response: The Fund discloses that it voluntarily complies with the requirements of Rule 12b-1 under the 1940 Act in “Subscription for Shares—Distribution Arrangements.”

Use of Proceeds – Page 21

7.	The fourth paragraph discusses the Fund’s investments in securities and the utilization of financial instruments, including certain derivatives for hedging. If, as it appears, this policy relates to the Fund’s regular investment strategy and is not part of its strategy with respect to the handling of offering proceeds pending the investment of proceeds, consistent with the Fund’s investment objective and strategies, move this discussion to the strategy segment of the filing.

Response: The Fund has removed that disclosure from the section stated above and notes that this discussion appears under “Investment Objective and Strategies—Investment Strategy” in the Prospectus.

8.	Disclosure in the paragraph mentions the Fund’s investments in swaps. Disclosure elsewhere in the prospectus and SAI discusses the Fund’s investments in such instruments, including investments in total return and credit default swaps. In this connection, in addition to listing the types of swaps in which the Fund may invest, i) the Fund should set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979), and ii) if the Fund will write credit default swaps, please confirm to the staff that it will segregate the full notional amount of credit default swaps to cover such obligations.

Response: The Fund’s current disclosure lists potential swap investments in the Prospectus under “Risks—Risks Arising from Investment Activities of the Investment Funds—Use of Swap Agreements” and in the Statement of Additional Information under “Additional Information on Investment Techniques of Investment Funds and Related Risks—Swap Contracts and Other Two-Party Contracts.” The Fund confirms that it does not use total return swaps. In addition, neither the Fund nor the Master Fund writes credit default swaps.

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Risks of Indirectly Investing in “Side Pockets” – Page 44

9.	Explain more clearly the status, interest, and treatment of side pocketed assets upon repurchase by the Fund and the Master Fund. The disclosure in this paragraph indicates that these assets are a class of special investment in the portfolio of Investment Funds, that they are segregated in some sense, that they are more difficult to value and that a Fund investor’s interest in the value of such assets ends upon a full repurchase of Fund shares. This disclosure also refers to the Fund as having an “indirect” investment in side pocketed assets. These attributes fail to sufficiently convey what the interest is and what a Fund shareholder may expect with respect to that interest upon a repurchase of Fund shares. Further, define the act of side pocketing an investment, and, with respect to the reference to “those situations” in the second sentence, clarify what that phrase means or the situations being referenced.

The penultimate sentence of this discussion states that: “The Fund may, in certain circumstances, pay repurchase proceeds in-kind. Such repurchase proceeds may include, without limitation, Special Investments.” Disclose the consequences to shareholders receiving special investments, e. g., an inability to sell, etc…

Response: The Fund has made the requested disclosure revisions and the disclosure now reads:

Risk of Exposure to “Side Pockets”

Some Investment Funds may invest a portion of their assets in investments that the Portfolio Managers believe are illiquid, lack a readily assessable market value or should be held until the resolution of a special event or circumstance (“Special Investments”). The Portfolio Managers may “side pocket” such “Special Investments.” This means that the Investment Fund will treat the Special Investment as being separate from other investments of the Investment Fund, and an investor, such as the Master Fund, is generally not able to redeem the portion of its interest in the Investment Fund that is side-pocketed until that investment is realized. Typically, only investors in an Investment Fund at the time a Special Investment is side-pocketed are entitled to share in the proceeds of that investment. Those investors will receive a share of the side-pocketed investment once it is realized, even if they have left the Investment Fund.

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As noted above, those Special Investments that are side-pocketed may be more illiquid and more difficult to value than other investments of the Investment Funds, and the Master Fund will generally not be able to determine how long investments will remain side-pocketed. As a general matter, the Master Fund bases its net asset value on valuations of its interests in the Investment Funds provided by the Portfolio Managers and their agents, including their administrators, in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. Typically, the fair value of the Master Fund’s interest in an Investment Fund represents the amount that the Master Fund could reasonably expect to receive from an Investment Fund were the Master Fund to withdraw its interest at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. Where a portion of the Investment Fund’s assets are side-pocketed, the current fair value of the Master Fund’s interest in that Investment Fund may not be accurately reflected in the Master Fund’s net asset value, as the Master Fund may not be able to redeem an interest that is side-pocketed. Because the Fund continuously offers Shares, continued sales of Shares in the Fund will have the effect of diluting the participation and reducing the benefit derived from profits, if any, allocable to the Master Fund upon the realization of side-pocketed investments. Upon a full repurchase of an Investor’s Shares by the Fund, the redeeming Investor will have no further interest in the profits allocable to the Master Fund with respect to side-pocketed investments. If the Fund experiences significant net repurchases or the Master Fund elects to withdraw investments in Investment Funds that have “side pockets,” the percentage of the Fund’s assets that are exposed to “side pockets” will increase.

The Fund may, in certain circumstances, pay repurchase proceeds in-kind. In-kind repurchase proceeds may include, without limitation, Special Investments, which would be difficult for an Investor to value or to dispose of.

Description of Shares – Page 67

10.	Disclosure in the fifth paragraph lists certain actions as to which a specified percentage vote is needed under the Declaration of Trust, including: “(iv) the issuance or transfer by the Fund of any securities issued by the Fund to any other person or entity for cash, securities or other property (or combination thereof).” Section 23(a) of the 1940 Act states that: “No registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities . . .” Add disclosure, as appropriate, to reflect the legal requirement.

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Response: The Fund believes that the disclosure in question is consistent with Section 23(a) of the 1940 Act and the disclosure is intended to follow the text of Section 23(a). The Fund notes that Section 23(a) of the 1940 Act permits a closed-end investment company, such as the Fund, to issue its securities for cash or securities or other property as a dividend or distribution to its security holders or in connection with a reorganization:

No registered closed-end company shall issue any of its securities (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its security holders or in connection with a reorganization. [emphasis added]

The Fund has added the following disclosure following the sentence quoted in the comments: “(The Fund issues securities in compliance with Section 23(a) of the 1940 Act, which limits the consideration a registered closed-end investment company may accept for the issuance of its securities.)”

Appendix A – Supplemental Performance Information of Similar Funds – Page A-1

11.	As stated in the second paragraph Similar Funds are presented as a composite and their “returns are typically included in the composite following one full calendar month of operation.” Confirm that the composite is compliant with CFA standards and explain the circumstances involved when Similar Funds are not added to the composite after one full calendar month of operations. Alternatively, state what guidance is relied upon when formulating the performance information that is provided in Appendix A.

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Response: The Fund presents the supplemental performance information of similar funds in “Appendix A: Supplemental Performance Information of Similar Funds” in accordance with published no-action letters, notably Growth Stock Outlook Trust, Inc. (Apr. 15, 1986) and Nicholas-Applegate Mutual Funds (Aug. 6, 1996 and Feb. 7, 1997), which permit the inclusion of performance information of private accounts managed by a registered investment company’s investment adviser, subject to certain conditions. The Fund notes further that the investment adviser to the Fund (and the Master Fund) is registered as a commodity pool operator (CPO) under the Commodity Exchange Act with respect to the Fund (and the Master Fund). As a CPO for the Fund with a limited (i.e., less than three year) operating history, the investment adviser, under Commodity Futures Trading Commission (CFTC) rules, must disclose the performance of all accounts and pools that are managed by the investment adviser that have investment objectives, policies, and strategies similar to those of the Fund. The Fund believes that Appendix A satisfies the CFTC requirements and guidance previously provided by the Commission, including the Commission’s IM Guidance Update No. 2013-05 (August 2013) that was released to facilitate compliance with Commission and CFTC disclosure and reporting requirements. That Guidance Update stated (citations omitted):

The staff of the Division of Investment Management has previously expressed the view that a fund may include in its prospectus information concerning the performance of private accounts and other funds managed by the fund’s adviser that have substantially similar investment objectives, policies, and strategies to the fund, provided that the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the fund’s prospectus (including the fund’s own performance information).

The Fund submits that Appendix A includes clear disclosure so that the information presented is not misleading, and does not obscure or impede understanding of other information in the prospectus. For instance, Appendix A states that the Similar Funds Performance Information is provided to illustrate the past performance of the Fund’s investment adviser in managing substantially similar funds but that the “Similar Funds Performance Information” is not the performance record of the Fund or the Master Fund and should not be considered a substitute for the Fund’s or Master Fund’s own performance. Appendix A describes the display of the “Similar Funds Performance Information” and the method for calculating such performance.

Statement of Additional Information

Fundamental Investment Policies – Page 2

12.	Disclosure in the fourth paragraph states the following: “The industry concentration policy of each of the Fund and Master Fund does not preclude it from investing 25% or more of its total assets in issuers in a group of industries (such as different types of technology issuers) for temporary defensive purposes or in order to remain fully invested, including during the period during which the net proceeds of the offering are being invested. For purposes of this fundamental investment policy, Investment Funds are not considered part of any industry or group of industries. Notwithstanding anything herein to the contrary, nothing in Fundamental Investment Restriction (2) will prohibit the Fund from investing in the Master Fund. For purposes of determining compliance with Fundamental Investment Restriction (2), neither the Fund nor the Master Fund will consider portfolio investments held by the Investment Funds.” With respect to the first highlighted clause, explain how this could be accurate, funds may not reserve freedom of action to concentrate on a discretionary basis. With respect to the second highlighted clause, please note that the Commission does not confirm for the Registrant that this view regarding Investment Funds is accurate. With respect to the last highlighted clause, the Fund and BAAM may not ignore the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its own concentration policies. Funds should add disclosure indicating that they will consider the concentration of these funds when determining compliance with their own concentration policies.

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Response: The Fund has deleted the sentence that included the first highlighted text.

With respect to the second highlighted text, the Fund acknowledges the Commision’s comment.

The last highlighted clause reflects that the Fund and Master Fund do not have, and do not expect to have, sufficient portfolio holdings information with respect to each Investment Fund to apply or monitor an industry concentration policy on a “look through” basis. The Fund would not ignore the concentration of affiliated or unaffiliated Investment Funds, were it to have sufficient portfolio holdings information from Investment Funds in a timely manner.

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Non-Diversified Portfolio – Page 4

13.	With respect to the following disclosure, in light of the Fund’s non-diversified status delete the stricken text, and because the word “concentration” is not used in this instance as a term of art, use another word or phrase: “The Fund is permitted ~~(but is not required)~~ to invest a higher percentage of its assets in the securities of fewer issuers. That concentration could increase the risk of loss to the Fund resulting from a decline in the market value of particular portfolio securities.”

Response: The requested deletion has been made and the disclosure in the second sentence now reads: “The flexibility to focus on particular investments could increase the risk of loss to the Fund . . . .”

Special Rules for Debt Obligations – Page 56

14.	This disclosure discusses investments in securities requiring the recognition of income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add the following disclosures to the strategy discussion of the prospectus if this strategy is a principal strategy, otherwise add to the SAI:

a) the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose,

b) the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans,

c) even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation,

d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral,

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e) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate, and

f) OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees.

Response: The Fund believes that issues referenced in comment 19.a are currently disclosed and the Fund has added the following underlined text in the Statement of Additional Information under “Additional Information on Techniques of Investments Funds and Related Risks—Debt and Other Fixed Income Securities Generally” in response to comments 19.b.-f.:

The Investment Funds may invest in a wide range of debt and fixed income instruments, including, but not limited to, Brady bonds, Euro bonds and zero coupon securities, described below. Some of these investments may be treated as having been issued originally at a discount or as having “market discount” or “acquisition discount.” See “Taxes—Taxation of Investors—Special Rules for Debt Obligations.” In effect, Investment Funds holding these types of instruments may be subject to heightened credit risk as a result of the effective deferral of payments on these instruments. The Investment Fund may potentially not ultimately receive cash equal to the income recognized by the Investment Fund as a result of the obligor’s default. There may be a risk that Portfolio Managers will have received fees from Investment Funds in respect of income recognized but not ultimately received by the Investment Fund. Such instruments may also prove challenging to value in the event that judgments about the collectability of deferral payments must be made.

Part C

Signatures – Blackstone Alternative Alpha Sub Fund I Ltd.

15.	The signature page for the Cayman Island subsidiary has been signed by one director pursuant to a POA. Confirm that this signature alone satisfies the requirements of Section 6 of the Securities Act and that the board resolution required by Rule 483(b) under the Securities Act has been or will be provided.

Response: That Cayman Island Subsidiary has no officers or other directors; accordingly, the Fund does not believe that any board resolution need be provided. The Fund notes

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further that the sole director of the Cayman Island subsidiary has signed the registration statement consistent with a previous comment from the SEC staff, not because the Fund believes the subsidiary must sign the registration statement in accordance with Section 6 of the Securities Act.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

Ari Pena, Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP